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                                                                       Exhibit 2

Announcement of the resignation of Mr. Rajan Nair, Chief Operating Officer



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Rajan Nair, our Chief Operating Officer, has decided to pursue certain entrepreneurial ventures on his own.

Rajan has played a key role in managing the operations of the business, both within SeraNova and now within Silverline. While his contributions will be missed, Rajan and Silverline have come to this agreement on amicable terms, and he has assured Silverline that he will continue to be a well-wisher of the company. In fact, given the nature of his new venture, we have discussed ways in which he will be able to help Silverline drive more business and in that capacity, we will continue to work closely together.

Ravi Singh, CEO, will assume Rajan's responsibilities within Silverline. Effectively, Mark Fiato, Shirish Karnik and Venu Raghavan in North America, and P.S. Karthikeyan, Vijay Talele and Dilip Londhe in India, who were reporting directly to Rajan, will now report directly to him. Rajan and Ravi Singh will be working closely together over the next few weeks to ensure a smooth transition.